Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NV5 GLOBAL, INC.

It is hereby certified that:

1. The name of the corporation is NV5 Global, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”).

2. The Board of Directors of the Corporation (the “Board of Directors”), pursuant to a written consent in lieu of meeting dated September 23, 2024, duly adopted resolutions declaring that the first two sentences of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation be amended and restated so that such first two sentences of Article IV shall read in their entirety as follows:

“The Corporation is authorized to issue two classes of stock, to be designated “Common Stock,” with a par value of $0.01 per share, and “Preferred Stock,” with a par value of $0.01 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is 180,000,000, and the total number of shares of Preferred Stock that the Corporation shall have authority to issue is 5,000,000.”

3. That the Board of Directors duly adopted resolutions declaring that the following sentence be added after the first two sentences of Article IV:

“Upon the filing and effectiveness of this Certificate of Amendment (the “Effective Time”), each share of Common Stock issued and outstanding, and each share of Common Stock held as treasury stock, in each case as of immediately prior to the Effective Time, shall automatically, without further action on the part of the Corporation or any holder of thereof, be subdivided and reclassified into four fully paid and nonassessable shares of Common Stock, reflecting a 4:1 stock split (the “Stock Split”). Each certificate that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been subdivided and reclassified pursuant to the Stock Split.”

4. The amendment of the Certificate of Incorporation herein certified has been duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Sections 141(f) and 242 of the DGCL.

5. All other provisions of the Amended and Restated Certificate of Incorporation, as amended, of the Corporation not specifically modified, amended and/or superseded by the foregoing amendment shall remain in full force and effect.

6. The foregoing amendment shall become effective at 4:30p.m. EDT on October 9, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 9th day of October, 2024.

NV5 GLOBAL, INC.

By:	/s/ Richard Tong
Name: Title:	Richard Tong Executive Vice President and General Counsel